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Bruce K. Dallas

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

VIA EDGAR

April 10, 2015

Re:	TopBuild Corp. (f/k/a Masco SpinCo Corp.) Registration Statement on Form 10 Filed March 4, 2015 File No. 001-36870

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: David Korvin, Erin Jaskot, Kevin Stertzel and John Cash

Ladies and Gentlemen:

On behalf of TopBuild Corp. (f/k/a Masco SpinCo Corp.), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated March 30, 2015, regarding the above-referenced registration statement on Form 10 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Form 10 (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Each comment from the comment letter is restated in italics below prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the preliminary information statement filed as Exhibit 99.1 to Amendment No. 1. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on March 4, 2015 as well as the supplemental information referred to in Comment 2 below.

General

1.                                      We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, financing arrangements, and key terms of the various agreements you will enter into with Masco in connection with the separation and distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

Response: The Company acknowledges the Staff’s comment and has updated, to the extent possible, information in the Registration Statement.  To the extent that information is required in the Registration Statement and not provided in Amendment No. 1, the Company will provide all such information in subsequent amendments to the Registration Statement. The Company understands that the Staff will require sufficient time to review such information before accelerating the effectiveness of the Registration Statement.

Exhibit 99.1 — Preliminary Information Statement

General

2.                                      We note your statement on page one that you are the “leading installer and distributor of insulation products to the United States construction industry, based on revenue.” Please revise your disclosure to clearly identify the source(s) relied upon and the basis for this statement. We further note your reference to a third-party study you commissioned in mid-2014. Please supplementally provide us with a copy of such report.

Response: The Company respectfully advises the Staff that the Company’s disclosure that it is the “leading installer and distributor of insulation products to the United States construction industry, based on revenue” is supported by the Company’s views of industry participants and feedback from customers, suppliers and consultants. The market for the distribution and installation of insulation and other building products is highly fragmented and competitive. Other than the Company, there are only two national installers of insulation products, and only one large multi-regional distributor and one large regional distributor of insulation products. The other market participants are regional and local businesses.  The next largest installation market participant, Installed Building Products, Inc., reported 2014 revenues of approximately $518 million, which is approximately one-third of the Company’s 2014 revenues of $1.5 billion, and approximately one-half of the Company’s 2014 installation revenues of $963 million (of which $652 million was generated from the Company’s new residential construction line of business). While revenue information is not publicly available, the Company’s two largest insulation distribution competitors, IDI Distributors Inc. and Roofing & Insulation Supply, have only 35 and 21 operating locations, respectively, based on their publicly available websites, as compared to the Company’s Service Partners business, which has 72 operating locations.

With respect to the Staff’s request for the third-party study the Company commissioned in mid-2014, the Company is providing the Staff, under separate cover contemporaneously herewith, a copy of such study.  The Company notes that it is providing this study on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) and requests that such materials be destroyed promptly following completion of the Staff’s review thereof.

Questions and Answers About the Separation, page 8

3.                                      Please consider adding questions & answers relating to the conditions to the distribution, the management of SpinCo after the separation, and SpinCo’s indebtedness following the separation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 10 to add questions and answers relating to the conditions to the distribution, the Company’s management after the Separation (as defined in the Registration Statement), and the Company’s indebtedness following the Separation.

Risk Factors, page 11
Risks Relating to the Separation, page 11

4.                                      We note your disclosure which states the historical combined financial information you present, may not include all costs of the separation including the settlement of intercompany accounts. Please explain to us the portion of this statement regarding intercompany accounts and how they are not reflected in the financial statements you present.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 47 to remove references to the settlement of intercompany accounts, as the Company does not anticipate any costs to be incurred to settle intercompany accounts upon the Separation.  The Company supplementally advises the Staff that all intercompany transactions between Masco and the Company are considered effectively settled at the time of the transaction and are included in Parent Company Investment within the Company’s combined balance sheet.

Transfer or assignments to us of some contracts…, page 14

5.                                      We note that certain contracts to be assigned from Masco to you will require the contractual counterparty’s consent and may result in the counterparty seeking more favorable terms. Please revise this risk factor to explain when you anticipate that the assignment of such contracts will be completed. To the extent that any contracts to be assigned are material to your business, please highlight any material risk of obtaining the consent of the contractual counterparties for such contracts.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 15 to note the anticipated timing of contract assignments.  The Company supplementally advises the Staff that, while the Company’s analysis is not yet complete, the Company does not currently believe that any contracts requiring consent to be assigned are material to its business or that there is any material risk that the Company will not obtain the consent of the contractual counterparties for such contracts.

Risks Relating to Our Business, page 17
We are dependent on third-party suppliers and manufacturers…, page 18

6.                                      We note that you source the majority of your building products from a limited number of large suppliers. To the extent any of these supply contracts represent material contracts pursuant to Item 601(b)(10) of Regulation S-K, please file such contracts as exhibits to the registration statement.

Response:  In response to the Staff’s comment, the Company advises the Staff that none of the Company’s supply contracts represent material contracts pursuant to Item 601(b)(10) of Regulation S-K. Such contracts were made in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on such contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. Moreover, such contracts do not fall within any of the other categories of material contracts under Item 601(b)(10) of Regulation S-K.

Special Note Regarding Forward-Looking Statements, page 30

7.                                      We note your references on pages 30 and 52 to the Private Securities Litigation Reform Act of 1995. Please be advised that we view the public distributions of shares in the proposed spinoff transaction as the company’s initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 53 to delete references to the Private Securities Litigation Reform Act of 1995.

The Separation, page 31
Reasons for the Separation, page 31

8.                                      Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Masco’s board to approve the separation of the insulation business from Masco’s remaining segments and recommend that the company be spun-off as a stand-alone public company.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 32 to provide further background on the Separation.

Tax Opinions, page 35

9.                                      Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether the Masco Board has any current intention to waive the tax opinion as a condition to the spinoff.

Response: The Company advises the Staff that the tax opinion is expected to be delivered after the effectiveness of the Registration Statement and on or prior to the spin-off. If the Board of Directors of Masco waives the tax opinion condition to the spin-off, Masco intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event. The Company is not aware of any current intention of the Board of Directors of Masco to waive the tax opinion as a condition to the spin-off.

Conditions to Distribution, page 38

10.                               Please specify the “material governmental approvals and consents” needed to effect the distribution. Describe progress to date in obtaining regulatory approvals and consents.

Response: The Company advises the Staff that, while the Company’s analysis is not yet complete, the Company is not currently aware of any material governmental approvals and consents needed to effect the distribution. If, upon completion of the Company’s analysis, the Company determines that material governmental approvals and consents are required, the Company will advise the Staff and make appropriate revisions to the disclosure in the Registration Statement.

Tax Matters Agreement, page 40

11.                               Please clarify the following with regard to your Tax Matters Agreement:

•                  Disclose for investors whether or not you believe the matters which would cause the transaction to fail to qualify for the intended tax treatment are within your control.

•                  We note your disclosure on page 36 which states that if the Separation were to become taxable, the liability for such payment of tax could have a material adverse effect on your company. Please tell us what consideration you have given to quantifying the potential range of tax liability that may arise if the Separation were to become taxable. If you believe the range of amount of potential liability is not reasonably estimable, please disclose that fact.

•                  Please clarify in your disclosure whether or not your exposure for potential tax liability is capped or limited in any way.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to pages 42 and 43, which sets forth a list of certain actions that, if taken by the Company following the spin-off, could cause the spin-off to fail to qualify for the intended tax treatment.  These actions are generally within the Company’s control and the Tax Matters Agreement will prohibit the Company from taking such actions within the two year period following the date of the spin-off.  The Company respectfully advises the Staff that it believes its disclosure regarding these prohibited actions adequately informs investors regarding the matters that could cause the transaction to fail to qualify for the intended tax treatment and whether such matters are within the Company’s control.  Separately, in response to the Staff’s comment, the Company has revised the disclosure on page 43 to explain why the amount of any such tax liability is not reasonably estimable, and that it is not subject to a cap or similar limitation.

Unaudited Pro Forma Combined Financial Statements, page 46

12.                               Please revise your disclosure to state that your pro forma adjustments to your statement of operations are those which are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Conversely, your pro forma adjustments to your balance sheet should be those that are factually supportable and directly attributable to the transaction. Please refer to Rule 11-02(b)(6) of Regulation S-X for additional guidance.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 47.

13.                               We note your disclosure which indicates your pro forma financial information does not include adjustments for all the costs of operating as a stand-alone company. Please refer to Instruction 4 of Rule 11-02(b) of Regulation S-X and tell us whether you believe the corporate overhead allocations previously used are reasonable. If you believe the historical allocations are reasonable, please state that view in your disclosure.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company believes the corporate overhead allocations reflected in the Company’s combined statements of operations included in the Registration Statement are reasonable. The Company has also revised the disclosure on page 47 to note this.

14.                               Please tell us whether your Employee Matters Agreement will cause the recognition of compensation expense, particularly with regard to your stock options and what consideration you have given to providing pro forma disclosure of any such expense.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company does not believe that the Employee Matters Agreement will cause any significant recognition of compensation expense, and therefore has concluded that no pro forma disclosure of any such expense should be made in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Liquidity and Capital Resources, page 56
Cash Flows, page 57

15.                               Your discussion of net cash provided by operations appears to repeat information found on the statement of cash flows on page F-5. Please revise your filing to provide a more robust discussion regarding the primary drivers and other material factors which impacted your operating cash flows.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 to provide additional information on the primary drivers and other material factors which impacted the Company’s operating cash flows.

Business Segment Results Discussion, page 60
Installation, page 61

16.                               We note that your operating results for fiscal years 2012, 2013, and 2014 were all positively impacted by a more favorable relationship between selling prices and commodity costs. Please revise your disclosure to explain the specific changes in selling prices and commodity costs that impacted operating results, and quantify such changes to the extent practicable. To the extent applicable, please also disclose any material trends in selling prices and commodity costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 to provide additional information on commodity cost changes that impacted the Company’s operating results.

Compensation Discussion & Analysis, page 79
Compensation of Executive Officers, page 84
2014 Summary Compensation Table, page 84

17.                               Please amend this section to include summary disclosure for all named executive officers for the last three fiscal years. Alternatively, please provide us with a detailed analysis which supports your belief that you are not required to provide this additional disclosure. See Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully notes that it considered the Regulation S-K Compliance and Disclosure Interpretation (“C&DI”) Question 217.01 referred to in the Staff’s comment.  The over-arching principle of the Compensation Discussion and Analysis section, as stated in Instruction 1 of Item 402 of Regulation S-K, is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  The Company currently anticipates that its initial executives will consist of Gerald Volas as Chief Executive Officer, Robert M. Buck as President and Chief Operating Officer, and John S. Peterson as Chief Financial Officer.  No compensation information for the Company’s named executive officers has been required for fiscal years prior to 2014 in any Masco filings.

For the reasons set forth below, the Company respectfully submits that it is appropriate to treat the Separation as an initial public offering under C&DI 217.01 and to exclude historical compensation disclosure for fiscal 2013 and 2012 for the Company’s named executive officers (“NEOs”) who previously provided services to Masco.

The Company’s executives will provide different services to the Company following the Separation. While the Company’s executives have worked in various capacities for Masco, they will provide different services and have different duties and responsibilities with the Company, as described below:

•                  Mr. Volas — Mr. Volas currently serves as the Masco’s Group President—North American Diversified Businesses.  In this role, Mr. Volas oversees Masco’s Services Business, which is the Masco segment being spun off in the Company.  Previous to 2015, however, Mr. Volas also had responsibilities for the following non-Service Business business units: Arrow Fastener Co., LLC, Behr Process Corporation, Milgard Manufacturing Incorporated, Liberty Hardware Mfg. Corp. and Watkins Manufacturing Corporation. Accordingly, Mr. Volas’ duties and responsibilities with the Company will differ significantly from those he held at Masco during 2012, 2013 and 2014, as he will be focused on the strategic development and operations solely of Masco’s Services Business, which represents a different mix of business operations from those for which he had responsibility at Masco prior to 2015. His role at the Company will also include additional responsibilities associated with heading an independent public company, such as overseeing investor relations, securities regulation compliance, internal audit, corporate governance and relations with the Company’s board of directors.

•                  Messrs. Buck and Peterson — Mr. Buck is currently a Masco Group Vice President and the Masco Contractor Services President and Chief Executive Officer. Mr. Peterson is currently a Masco Contractor Services Executive Vice President and its Chief Financial Officer. In their respective roles with Masco, both Messrs. Buck and Peterson have historically worked exclusively within the installation segment of the Company’s business, not the distribution segment of the Company’s business (until 2014, when Mr. Buck assumed oversight of Services Partners). Distribution, which represented 36% of the Company’s net sales for fiscal 2014, involves different strategic, planning, financial and operating decisions and considerations. Accordingly, Messrs. Buck and Peterson will have duties and responsibilities with the Company that differ significantly from their roles with Masco.

Accordingly, the Company believes its NEOs are acting more like the management of an IPO company as discussed in C&DI Question 217.01 than the management of a reporting company.

The compensation of the Company’s NEOs while at Masco is not an accurate indicator of their anticipated compensation at the Company. As a Masco executive officer, Mr. Volas’ historic compensation was set by the Masco Organization and Compensation Committee. Although Masco’s Organization and Compensation Committee is responsible for Masco’s corporate-wide compensation policies and practices, it did not directly review or approve the historic compensation for Messrs. Buck and Peterson. As an executive officer of Masco, Mr. Volas participated in the same compensation programs as other Masco executive officers, with performance compensation based on Masco’s performance as a whole.  The Company’s other NEOs participated in a compensation program targeted for the performance of Masco Contractor Services, which excludes the Company’s Service Partners distribution segment.  As noted above, the Service Partners distribution segment represented 36% of the Company’s net sales for fiscal 2014. As a result, Masco’s past compensation programs, particularly its incentive programs, are not indicative of the amounts and metrics that may be used by the Company following the Separation.

As a segment of Masco, Masco’s Services Business has not had a standalone compensation structure. Effective upon the Separation, the Company will establish a separate, independent Organization and Compensation Committee, which will establish a new compensation strategy, including performance metrics, based on the specific business goals of the Company and the specific roles and responsibilities attributable to each executive officer, including Messrs. Volas, Buck and Peterson.  Moreover, the compensation of each of Messrs. Volas, Buck and Peterson will be adjusted to reflect their respective changes in positions, duties and responsibilities after the Separation, and thus the Company believes that historic compensation with Masco is not an accurate or meaningful indicator of their compensation, employment and separation arrangements at the Company.

In addition, none of the members of the Masco’s Organization and Compensation Committee is expected to serve on the Company’s board of directors.

Focus should be on future compensation. The Company respectfully submits that, given the foregoing, the expected future compensation of the Company’s NEOs following the Separation should be the focus of disclosure, rather than their historical compensation that will not necessarily have any meaningful relation to their future compensation. In this regard, the Registration Statement contains substantial disclosure regarding the compensation arrangements for the NEOs, where currently known, that will take effect following the Separation. The Company believes that this disclosure of future compensation, rather than a description of historical compensation, is more properly the focus of the compensation disclosure. For example, all of the NEOs’ salaries will be increased (as disclosed in the Registration Statement), their equity compensation is expected to be somewhat different (such as the initial equity grants expected to be made as set forth in the Registration Statement), while liability for some historical compensation will remain with Masco (such as Mr. Volas’ long-term cash incentive program, vested equity awards and accrued retirement benefits).

For these reasons, the Company respectfully submits that the Separation should be treated like an initial public offering for purposes of Item 402 disclosure and that disclosure of historical compensation for fiscal years 2013 and 2012 for the Company’s NEOs would not be material to stockholders.

The Company notes as well that, under the guidance set forth in C&DI 119.01 under Regulation S-K, compensation information for fiscal years prior to the most recent fiscal year is not required for individuals who were not named executive officers in those prior years. Neither Mr. Buck nor Mr. Peterson has ever been a named executive officer of Masco. In addition, Mr. Volas became a named executive officer of Masco for the first time for fiscal year 2014, but was not a named executive for fiscal years 2013 or 2012 or any earlier year. Accordingly, C&DI 119.01 under Regulation S-K suggests that disclosure for fiscal years prior to the last completed fiscal year (i.e., fiscal year 2014) should not be required for the Company’s NEOs.

18.                               We note footnote five states that the named executive officers received performance-based cash bonuses that were paid based on the attainment of performance targets. Please disclose the actual performance targets and payouts associated with meeting the performance targets. Please also disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 87 and 89.

Notes to the Financial Statements
B. Accounting Policies
Revenue Recognition, page F-8

19.                               We note you record revenue for unbilled services in your installation segment based upon estimates of material and labor incurred. Please expand your policy disclosure including your critical accounting policy disclosure, to more fully explain your revenue recognition policies for the types of contracts you enter into. It’s not clear whether you engage in time-and-material contracts, fixed-price contracts, unit-priced contracts, etc. Further, it appears you may be accounting for revenues for this segment using the percentage-of-completion method. If true, please provide the disclosures required by ASC 605-35-50-2 and ASC 605-35-50-9 and any other elements of ASC 605-35-50 that may be applicable.

Response: The Company has revised the disclosure on pages 54 and F-8 to more clearly indicate that the Company utilizes the percentage of completion method for accounting for its Installation segment. The changes to the estimated revenue under the percent complete method of accounting have been insignificant and thus are not disclosed.

*                                         *                                         *

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (650) 752-2022.

Very truly yours,

/s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Yvette M. VanRiper Assistant General Counsel — Director of Corporate Securities and Ethics and Assistant Secretary Masco Corporation